Superfund Capital Management Inc.

May 13, 2011

VIA EDGAR

Ms. Sonia Barros
     Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Superfund Gold (the “Registrant”) – Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (Registration No. 333-151632)

Dear Ms. Barros:

We thank the Staff for its oral comment of May 10, 2011 relating to the filing date of Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-1.  Superfund Capital Management, Inc., Registrant's general partner, acknowledges that Registrant has made an undertaking in its Registration Statement to file a post-effective amendment to include a prospectus required by Section 10(a)(3) of the Securities Act of 1933.  Registrant filed its post-effective amendment on May 4, 2011, after the date on which the audited financial information in Registrant's prospectus dated August 13, 2010 became more than 16 months old.  With respect thereto, Superfund Capital Management, Inc. represents that Registrant has made no sales of its securities subsequent to May 1, 2011, and further represents that any sales of Registrant's securities subsequent to such date will be made pursuant to a prospectus containing audited financial information current within 16 months and included in an effective Registration Statement or effective Post-Effective Amendment thereto.

Very truly yours,

/s/ Nigel James President Superfund Capital Management Inc.

Superfund Office Building, P.O. Box 1479 Grand Anse, St. Georges, Grenada W.I.
Phone:  +1-473-439-2418 ¦ Fax: +1-473-439-2419
Email:  capital.management@superfund.com